Exhibit 99.65

For Immediate Release	October 14, 2020

The Valens Company Reports Financial Results for the Third Quarter of Fiscal 2020

Kelowna, B.C., October 14, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, is pleased to report its third quarter financial results for the period ended August 31, 2020.

Key Financial Highlights

•	Net revenue for the third quarter of 2020 was $18.1 million, a 10% increase from $16.5 million in the third quarter of 2019.

•	Product sales(1) for the third quarter of 2020 made up 83% of net revenue at $15.1 million, a 52% increase from $9.9 million in the second quarter of 2020.

•	Gross profit was $7.3 million, or 39.5% of revenue, for the three months ended August 31, 2020, compared to $12.8 million, or 77.8% of revenue, in the same period in fiscal 2019. The reduction in gross profit can be attributed to the continued pullback in toll extraction volumes, as the Company shifts its focus toward driving greater white label and custom manufacturing product volumes and sales.

•	Adjusted EBITDA(2) was $1.4 million, or 7.8% of revenue, for the third quarter of 2020, compared to $9.8 million, or 59.4% of revenue, in the third quarter of 2019. Adjusted EBITDA was impacted by the reduction in gross profit discussed above and an increase in operating expenses as the Company continues to scale its operations and build out its manufacturing platform.

•	Strong balance sheet with $30.3 million in cash and a net working capital position of $83.5 million as of August 31, 2020.

“In the third quarter we saw our pipeline of manufacturing agreements begin to come to fruition, having manufactured a record-breaking 56 SKUS that span four product categories, with formats ranging from disposable vape pens, vape cartridges, oils and oral sprays, to beverages and concentrates,” said Tyler Robson, Chief Executive Officer of The Valens Company. “This was driven by both new brand partnerships, and white label and custom manufacturing agreements and existing contracts. We expect to see further product revenue growth in Q4 as we continue to ramp up these manufacturing agreements to bring a wide variety of 2.0 products to domestic and international markets. As we approach year-end, we will focus on gaining market share within existing and upcoming product verticals to prepare for the Cannabis 3.0 market and the opportunities for growth it will provide proven third-party operators like Valens with the differentiated IP and scale to execute.”

Corporate and Operational Highlights

In the third quarter, The Valens Company continued to execute on its corporate strategy and advance its platform, as illustrated by the following milestones and initiatives:

•	Grew product sales by 52% in Q3 2020, clearly demonstrating both the Company’s core capabilities and strength of its platform as a leading cannabis products company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

•	Manufactured a record number of 56 SKUs in the third quarter of 2020, representing a 56% increase from 36 SKUs in the second quarter of 2020.

•	Made its first international shipment of oils to Australia as part of the Company’s distribution agreement with Cannvalate Pty Ltd., Australia’s largest medicinal cannabis distributor and clinical research organization. Valens also expects to make an additional shipment in the fourth quarter, subject to shipping permit approvals.

•	Entered into a syndicated credit facility (the “Credit Facility”) on May 29, 2020, with CIBC as Co-Lead Arranger and Administrative Agent, and ATB Financial as Co-Lead Arranger (together, the “Lenders”). Under the terms of the Credit Facility, the Lenders have provided The Valens Company with up to C$40 million of secured debt financing to further strengthen Valens’ balance sheet and allow for the continued expansion of its operations, and execution of its corporate strategy both domestically and internationally.

•	Completed the final step in Valens’ rebrand to ‘The Valens Company’ to better reflect the strategic vision of the business and further solidify its position as a global leader in the end-to-end development and manufacturing of cannabinoid-based products.

•	Announced its participation in a Medical Cannabis Real-World Evidence Study led by Dr. Hance Clarke of the University Health Network (UHN) in partnership with Shoppers Drug Mart. The study will explore the therapeutic effects of medical cannabis in adults with chronic pain, sleep, or anxiety issues, and will leverage the blockchain secure technology of the Medical Cannabis by Shoppers online product portal of both tested and verified cannabis products, including Nuance oils created exclusively for the platform.

•	Received its Health Canada Research Licence through its wholly-owned subsidiary, Valens Agritech Ltd, to conduct human administration trials for sensory and taste evaluation of products. This licence provides added credibility to Valens’ one-stop shop platform and offers a competitive advantage for Valens to use proprietary research findings at the product development stage through to the manufacturing process.

Facility Updates

The Valens Company applied for a licence amendment for its K2 facility at the end of July with the expectation to be approved in the coming months, pending Health Canada review. The expansion of the Company’s facility will significantly increase its manufacturing capabilities and optimize production and quality assurance efficiencies. The 42,000 square foot facility is built to EU GMP standards and will be the first of its kind in the cannabis space, positioning Valens as a leader with a breadth of capabilities to execute not only domestically, but globally.

Construction on the Company’s GTA facility was delayed by a few months as a result of logistical challenges due to the COVID-19 pandemic. The GTA facility is currently on track to be operational in the first half of 2021, with updated timelines to be provided as construction progresses.

White Label and Custom Manufacturing Partnerships

In the third quarter, the Company entered into the following agreements with industry brand houses to develop and manufacture derivative products to meet continued demand in the Canadian 2.0 market:

•	TREC Brands Inc. (“TREC”)
o	The Valens Company will manufacture and introduce vape products under a royalty-based custom manufacturing agreement across three existing TREC brands; Thumbs Up Brand, WINK, and Blissed, with the potential to later produce other innovative products.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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o	The shipment of WINK Onyx and WINK Chalice vape cartridges commenced in the fourth quarter to select retailers in Alberta and Ontario following the launch of the two products under the WINK brand premium product portfolio.

•	Verse Cannabis (“Verse”)
o	The Company entered an initial five-year, royalty-based manufacturing and distribution agreement with Verse Cannabis to produce a range of innovative derivative products. In partnership with Verse, the Company aims to launch the largest, ultra premium concentrate offering in Canada, including live resin vape pens, crumble and various water-based products leveraging SōRSE by Valens emulsion technology.
o	Valens began shipping products under the Verse Cannabis agreement in the third quarter, including two SKUs of vapes under the Verse Originals brand and one SKU of crumble under the Verse Concentrates brand to select retailers in Alberta, British Columbia, Ontario and Saskatchewan.

•	BRNT Ltd. (“BRNT”)
o	A strategic amendment was made to the Company’s existing custom manufacturing agreement with BRNT Ltd, in addition to the launch of three disposable vape pens under the premium vape line “Made By.” Prior agreement terms, including profit-sharing and minimums, were amended to a royalty structure to provide more streamlined economics and incentivize high volume sales in a dynamic market.
o	In the third quarter of 2020, the Company began shipping products under the BRNT agreement, including three SKUs of vapes to select retailers in Ontario, Alberta and British Columbia.

•	High12 Brands (“High12”)
o	The initial two-year agreement with High12 Brands will see Valens develop and manufacture a premium line of vape products aimed at experienced consumers under the DAIZE brand portfolio. The High12 agreement follows a royalty-based payment structure.
o	The Company anticipates the first shipments under the High 12 agreement to commence in the fourth quarter of 2020.

•	FPS Brands (“FPS”)
o	Under the royalty-based agreement with FPS Brands, The Valens Company will develop and manufacture a craft line of hemp-derived CBD products as part of the ufeelu portfolio.
o	The Company is currently working with FPS Brands on developing a potential commercialization plan for the initial product offering.

Subsequent to quarter end:

•	The Company introduced Summit 10, a new higher potency cannabis-infused beverage containing 10mg of THC, under an existing white label agreement with A1 Cannabis Company (a subsidiary of Iconic Brewing).

•	Of the vape brands sold through the Ontario Cannabis Store in September 2020, Valens’ manufacturing partners account for 4 of the top 15 brands by dollar value with products from two of the partners establishing that spot despite only being in the market for a few weeks after launching partway through the month of September.

•	Since launching on the Ontario Cannabis Store in late September 2020, the 1.0g crumble offering under the Verse Concentrates line already ranks fifth by dollars sold amongst SKUs in the concentrates category.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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Jeff Fallows, President of The Valens Company, said, “In the third quarter, the aggressive acceleration of our product commercialization efforts for the 2.0 market was in full swing and resulted in both strong product sales growth as well as increased production efficiencies. Through the end of the year, we will continue to focus on our diverse pipeline of product launches in partnership with our customers and executing on the white label and custom manufacturing agreements that have been gaining momentum throughout Canada and now reaching the Australian medical market. Additionally, as we move forward with the development of our large-scale manufacturing facility in Kelowna, we look to pursue other growth opportunities globally with the added ability to mass produce consumer-friendly derivative products.”

The following table of financial highlights is presented in thousands of Canadian dollars, except per share, biomass extracted amounts and number of SKUs.

	Three-months ended	Three-months ended	Three-months ended	Three-months ended	Three-months ended
	August 31, 2020;	May 31, 2020;	February 29, 2020;	November 30, 2019;	August 31, 2019;
	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Net Revenue $	18,128	17,627	31,980	30,624	16,461

Gross Profit $	7,313	6,318	18,086	22,594	12,807
Gross Profit %	39.5%	35.8%	56.6%	73.8%	77.8%

Adjusted EBITDA $ (2)	1,440	2,699	14,282	17,669	9,772
Adjusted EBITDA(2) % (2)	7.8%	15.3%	44.7%	57.7%	59.4%

Net income (loss) $	(3,064)	(3,528)	2,543	4,466	5,893
Net income (loss) %	N/A	N/A	8.0%	14.6%	35.8%

Basic / diluted income (loss) per share $	(0.02)	(0.03)	0.02	0.04	0.05
Cash and short-term investments $	30,257	45,067	44,286	58,701	69,233

Biomass extracted (Kilograms) (3)	8,054	30,059	19,962	24,426	26,625
Number of SKUs	56	36	9	6	2

(1)	Product sales include bulk winterized and distillate oil, and white label and customized product sales.
(2)	Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, realized gains and losses from short term investments and liabilities and other one-time and non- cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the period ended August 31, 2020 for additional information.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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(3)	Biomass extracted includes input from Licensed Producer partners for toll processing, in addition to the Company’s own biomass inventory for 2.0 products.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com.

Conference Call Details

The Company will host a conference call tomorrow, Thursday, October 15, 2020 at 11:00 am Eastern Time / 8:00 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-In Numbers:

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

*Participants should request The Valens Company Earnings Call or provide confirmation code 13710892

The call will be webcast on the Valens Investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens Investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Chris Buysen, Chief Financial Officer, Jeff Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question and answer session following the prepared remarks.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company’s investor deck can be found specifically at http://thevalenscompany.com/investors/.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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For further information, please contact:

Jeff Fallows President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1.212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1.212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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